December 2, 2010
VIA EDGAR
Securities and Exchange Commission
Office of Investor’s Education and Assistance
100 F Street, N.E.,
Washington, D.C. 20549
Attn.: Filing Desk

Re:	Republic of Turkey
Schedule B Registration Statement
     Ladies and Gentlemen:
     On behalf of the Republic of Turkey, attached for filing via EDGAR is a registration statement on Form S-B under the Securities Act of 1933, as amended.
     If you have any questions or comments with regard to this filing, please call Steven G. Tepper at (212) 715-1140 or the undersigned at (212) 715-1167.

Sincerely,
By:	/s/ Kris Desrosiers
Kris Desrosiers

Enclosures